NEWS RELEASE

Canarc Transfers Interest in Sara Kreek Project, Suriname;

Major Infill Drilling Program Now Underway At New Polaris Property, B.C.

May 17, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces it has reached an agreement to transfer its interest in the Sara Kreek property to its partner in the project, Suriname Wylap Resource Company NV, in exchange for repayment of monies previously advanced for exploration of the property. Canarc will receive an immediate cash payment of US$400,000 and the greater of US$50,000 per year or 1.5% royalty on annual gold production from the property over the next 6 years.

Proceeds from the disposal of Sara Kreek will be used for exploration of the Benzdorp property, Canarc’s principal Suriname asset. Canarc recently completed an 1800 km low level, high resolution airborne geophysical survey at Benzdorp and currently a 30 man crew is carrying out grid auger sampling over the same area. Results from these surveys will be used to identify drill targets for testing in the third quarter of 2006.

Canarc also announces that the 2006 infill drilling program is now underway at the New Polaris property located in northwestern British Columbia. A total of approximately 20,000 m of infill drilling in about 65 holes using two diamond drill rigs will be completed with the objective of bringing 600,000 ounces of the historical 1.3 million ounce resource to a 43 – 101 compliant measured and indicated status for mine planning, initial economic analysis and the commencement of the permitting process. The 1.3 million ounce historical resource is not 43 – 101 compliant, should not be relied upon and is for information purposes only.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

NEWS RELEASE

Canarc Reports High Grade Gold Intercepts From First Seven Drill Holes Of Phase 3 Infill Drill Program On New Polaris Property, B.C.

June 20, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) reports that the first seven drill holes of the Phase 3 infill drill program on the New Polaris property in northwestern British Columbia have each returned high grade gold intercepts.

Some highlights from the first seven holes include 23.2 gpt gold over 3.00 m (0.68 opt gold over 9.8 ft) in hole 1646E-2A, 22.4 gpt gold over 4.80 m (0.65 opt gold over 15.7 ft) in hole 1615E-8 and 15.5 gpt gold over 7.20 m (0.45 opt gold over 23.6 ft) in hole 1646E-6.  Drill results were as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1646E-1	140.00	4.20	9.3	13.8	0.27

1646E-2A	172.80	3.00	23.2	9.8	0.68

1646E-5	252.60	3.85	22.8	12.6	0.66

1646E-6	258.30	7.20	15.5	23.6	0.45

1646E-7A	282.70	2.30	5.9	7.5	0.17

1646E-8	333.60	4.80	8.0	15.7	0.23

1615E-8	295.30	4.80	22.4	15.7	0.65

For drill hole locations and results, please refer to the C Veins Longitudinal Section and Drill Results Table on Canarc’s website http://www.canarc.net/_resources/news/PolarisResults.pdf. All seven drill holes (solid triangles) are located on the western-most two section lines, 1615E and 1646E, of the ten section lines to be drilled along the C vein system this year. Note that this years’ drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.  True widths are estimated to be 70 to 75% of core lengths.

In 2006, Canarc plans to complete 20,000 m (65,000 ft) of core drilling in approximately 65 holes on a 30 m (100 ft) grid pattern to depths of 360 m (1200 ft) using two drill rigs. Results will be released approximately every two weeks from June to September.

Canarc owns a 100% interest (subject to a 10% net profit royalty) in the New Polaris property, a former high-grade, underground gold mine that produced 231,000 oz of gold between 1939 and 1951. From 1990 to 1997, Canarc invested over CA$15 million exploring New Polaris to outline an historic resource of 1.3 million oz gold contained within 3.6 million tons grading 0.36 oz per ton (3.3 million tonnes grading 12.3 gpt) which preceded and is not compliant with NI 43-101 and therefore should not be relied upon.

The planned Phase 3 infill drill program will target the C and Y vein systems.  It is designed to develop a NI 43-101 compliant, measured, indicated and inferred gold resource of 600,000 to 650,000 oz contained within 1.2 to 1.6 million tons grading 0.4 to 0.5 oz per ton gold (1.1 to 1.5 million tonnes grading 13.7 to 17.2 gpt gold).  This target resource will serve as the basis for an initial nine year mine life. Previous drilling within the areas of the proposed infill drill program returned a weighted average grade and thickness of 0.46 opt (14.3 gpt) gold over an average core length of 14.6 feet (4.5m) for the C vein and 0.50 opt (17.1 gpt) over an average core length of 15.7 feet (4.8 m) for the Y vein.

After completing a new resource estimate, Canarc plans to refine the conceptual mine plan, complete an initial economic evaluation and enter into the provincial mine development permitting process in the fourth quarter of 2006. The New Polaris project should then move to a full feasibility study and final permitting in 2007.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption ..  ALS Chemex also uses its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

azimuth 051
azimuth 270
#1 Fault
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plane at 55 degree dip
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1615E
1646E
1676E
1707E
1737E
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1707E1
1676E2
1737E1
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1737E2
Oblique Mine Cutaway View Looking NNW
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AREA SHOWN ON DIAGRAM
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Key
2000SE3 Hole#
0.58 Au (ounces per ton)
16 core length (feet)
Vein Contour (ft. a.s.l)
Pre-1995 pierce point
Infill pierce point
Proposed Infill pierce point
CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section